OPTIONSXPRESS HOLDINGS, INC.
311 W. Monroe, Suite 1000
Chicago, Illinois 60606
January 15, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kristi Marrone
                  Daniel Gordon

Re:	optionsXpress Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
Definitive Proxy Statement filed February 29, 2008
(File No. 001-32419)
Ladies and Gentlemen:
     On behalf of optionsXpress Holdings, Inc. (the “Company”), this letter responds to the letter, dated December 5, 2008 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 10-K for the year ended December 31, 2007, Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008 and Definitive Proxy Statement filed February 29, 2008, File Number 001-32419 (the “Comment Letter”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Off-Balance-Sheet Arrangements
1.	We note that during the ordinary course of your business there are certain customer activities that may result in contingencies that are not reflected in the consolidated financial statements. We also note your specific reference to margin accounts. Please describe all customer activities that may expose you to material off-balance-sheet credit risk and discuss in detail such off-balance sheet risks. Provide the disclosures required by Item 303(a)(4) of Regulation S-K. Provide this information in your response letter and confirm that you will include it in your future filings.

Securities and Exchange Commission
January 15, 2009

Response:
In its disclosures, the Company has identified all material customer activities that may result in contingencies of which it is aware. The Company’s statement, “certain customer activities that may result in contingencies that are not reflected in the consolidated financial statements,” refers to the potential of margined customer accounts to experience losses greater than the total value of their account. This potential risk is described in detail in Item 7A. Quantitative and Qualitative Disclosures About Market Risk — “Credit Risk”. It is also described in the Notes to Consolidated Financial Statements, Footnote 13 — “General Contingencies” and Item 1A. Risk Factors — “We are subject to various forms of credit risk, and those risks could have a material adverse effect on our financial situation.” The Company believes it provided the related disclosures required by Item 303(a)(4) of Regulation S-K and will continue to provide such disclosures in future filings.
Critical Accounting Policies, page 34
2.	In future filings, please disclose your accounting policy related to the valuation of financial instruments, specifically ARS, including a discussion of how you determine whether impairment is other than temporary.
Response:
In future filings the Company will identify, in Critical Accounting Policies, its basis for valuing financial instruments, specifically ARS, as well as include a discussion of how it would determine whether an impairment is other than temporary. As of September 30, 2008, the Company had not recognized any impairments, temporary or other than temporary, under SFAS No. 115.
Item 9A. Controls and Procedures, page 36
3.	Please confirm to us that you will revise future filings to include the disclosure required by Item 308 (a)(4) of Regulation S-K.
Response:
In future filings, the Company will include this statement in Item 9A. Controls and Procedures, prior to attestation letter of the auditor.

Securities and Exchange Commission
January 15, 2009

Notes to Consolidated Financial Statements, page F-7
Advertising, page F-8
4.	We note that costs related to the production of broadcast advertising are expensed when the first broadcast occurs. Please quantify the amounts incurred as well as expensed for each period presented and advise us what consideration you gave to paragraphs 42-43 of SOP 93-7 when determining your accounting policy.
Response:
The Company did not incur nor expense any production costs associated with broadcast advertising in any of the 12-month periods ending 2005, 2006, or 2007. The Company considered paragraphs 42-43 of SOP 93-7 in conjunction with paragraph 26 when it determined its accounting policy. The Company believes that its policy of expensing production costs for broadcast advertising when the first broadcast occurs is consistent with the guidance in SOP 93-7.
Although the Company did not produce any broadcast advertising in the periods presented, it maintains the accounting policy in the case it produces broadcast advertising in future periods. The Company will disclose the amount of broadcast advertising production that is capitalized in future filings.
Form 10-Q for the quarter ended September 30, 2008
Note 7. Financial Instruments, page 9
5.	We note from your reconciliation on page 10 that $107,575 was transferred in to “Level 3” investments during the first nine months of 2008. This appears to represent the entire balance of ARS. Please advise us how you have classified the other $50,600 ARS that was outstanding as of 12/31/07. If these securities were sold or redeemed, please tell us if a gain or loss was recognized on disposal and how the transaction was accounted for in your financial statements.
Response:
The additional $50,600 in ARS outstanding as of 12/31/07 were either sold at auction at par value prior to February 14, 2008 or redeemed by the issuers at par value. As such, there was no gain or loss recognized on disposal of these ARS.
6.	In future filings, please expand your discussion of ARS to include 1) a quantification of the key assumptions used in your valuation analysis, such as the long term

Securities and Exchange Commission
January 15, 2009

contracted interest rates paid by the issuers in the event of auction failures, estimates of the economic life of the ARS, fair market interest rates for the ARS, and the premium used to compensate for the illiquidity of the ARS and 2) the number and dollar value of failed auctions for all periods presented. In addition, please supplementally tell us if you have liquidated other ARS since September 30, 2008. If so, tell us the amount liquidated and the gains or losses recorded on those sales.
Response:
The Company notes the Staff’s comments and will include the available requested information in future filings. The Company has liquidated $9,200 in ARS since September 30, 2008 through redemptions by issuers. These redemptions have all been at par value and, as a result, the Company has not recorded gains or losses with any of the redemptions.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 17
Compensation Factors, page 19
7.	We note your disclosure that you consider prevailing practices of comparable companies in establishing the compensation of your NEOs. We note that you use one peer group in assessing relative company performance and a second peer group comprised of 14 financial service firms to benchmark compensation. You also disclose that you use another peer group to benchmark compensation and that is a smaller group comprised of competitors in the industry of a similar size and business. Please disclose the names of the companies in this peer group and discuss why you use two separate peer groups in benchmarking compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
The Company’s Compensation Committee used two different peer groups to benchmark compensation for executives in 2007. The smaller group contained CME Group, Investment Technology Group, TD Ameritrade and Tradestation and was used to benchmark the cash compensation levels for executives. The larger group of fourteen, detailed in the Proxy Statement, was used after cash compensation levels had already been determined using the first peer group, to identify appropriate levels of equity compensation relative to cash compensation for executives. In future filings, the Company will list separately the components of each benchmarking peer group used.

Securities and Exchange Commission
January 15, 2009

Elements of Executive Compensation, page 20
8.	The disclosure currently describes the factors that you “may” consider in setting salary levels for individual NEOs. The disclosure should describe the factors actually considered in the most recently completed fiscal year. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
All of the factors described on page 20 of the Proxy Statement were considered in setting salary levels for individual NEOs in 2007. In future filings, the Company will identify factors that “are” considered in setting NEO compensation.
9.	We note that you set base salary levels slightly below industry average and annual bonus awards slightly higher than industry average. Please revise to quantify how actual salary and bonus amounts awarded in the most recent fiscal-year compared to the peer companies. Provide this disclosure in future filings and tell us how you intend to comply.
Response:
At the time of the analysis for evaluating total 2007 compensation, the most recently completed fiscal year for which data was available was 2006 for both optionsXpress and the peer group. For that year, the base salary of the each of the Company’s NEOs was, on average, approximately $140,000 lower than the median base salary of the comparable executive in the peer group. At the same time, the annual bonus for the NEOs was, on average, $240,000 higher than the median bonus of the comparable executive in the peer group.
In future filings, to the extent the Compensation Committee uses a peer group as a basis for setting compensation for its executives, the Company will provide relevant quantitative support for its analysis.
10.	To the extent that you established individual performance goals for your NEOs, please disclose the individual goals and whether such goals were met by the NEOs. Please also disclose how the achievement of such goals, or lack thereof, contributed to your decisions as to NEO base salaries. Provide similar disclosure regarding individual goals established for performance based bonuses. Please refer to Compliance and Disclosure interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm and Staff Observations in the Review of Executive Compensation Disclosure located at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm for further guidance. Please provide this disclosure in future filings and tell us how you intend to comply.

Securities and Exchange Commission
January 15, 2009

Response:
The Compensation Committee set quantitative corporate performance goals which were used to set targets for annual bonuses. In addition, the Committee considered a number of subjective, qualitative individual performance factors when determining base salaries and bonuses for its NEOs.
In the case of base salaries, the qualitative criteria were used in addition to peer benchmarking. The following criteria were considered, to potentially varying degrees, for each NEO: management and mentoring of their respective departments, personal growth as a manager and leader, leadership role in the overall Company, support of the Company’s growth and profitability and dedication and loyalty to the Company.
For annual bonuses, each NEO was assigned a “target” bonus based on corporate performance that was then adjusted up or down based on subjective qualitative criteria similar to those considered when determining base salaries. This process is described in more detail on page 21 of the Proxy Statement.
For David Fisher, the Company’s CEO and Ned Bennett, the Company’s Executive Vice Chairman, the Committee determined that for 2007, the Company’s actual performance relative to the corporate performance targets was the best indicator of their individual performance. Therefore qualitative individual performance factors were not taken into consideration and their bonuses reflected only the adjustments based on company performance.
In future filings, the Company will disclose how individual quantitative, if any, and qualitative subjective performance criteria are used in determining base salaries and annual bonuses for NEOs.
11.	We note your use of corporate performance goals and objectives as well as peer group performance in measuring your corporate performance when establishing executive compensation. Please quantify your goals and objectives and how they compared with actual results with respect to your net income, pre-tax margin, revenue growth and customer asset growth. Quantify how your actual results compared to these goals. Also, please identify the market indices that you use to compare customer asset growth and clarify which peer group you use to compare revenue growth. Provide this disclosure in future filings and tell us how you intend to comply.
Response:
The Company performance goals used to determine annual bonus targets for executives in 2007 were net income (65% of weighting), pre-tax margin (15% of weighting), organic (excluding acquisitions) revenue growth (10% of weighting) and organic (excluding acquisitions) customer asset growth (10% of weighting).

Securities and Exchange Commission
January 15, 2009

The Company’s net income target was based on its annual budget, which is not publicly disclosed. For net income, the bonus adjustment was based on actual EPS for 2007, with possible outcomes ranging from $1.05, which would have received an adjustment to 25% of the original target to $1.82, which would have received an adjustment to 130% of target. EPS below $1.05 would have resulted in zero bonuses for NEOs. Actual net income results were 105% of budget ($1.55 actual EPS) and were associated with a 105% adjustment to the target bonus.
The Company’s pretax margin target was based on its annual budget. For pretax income, the bonus adjustment was based on actual pretax margin for 2007 with possible outcomes ranging from 51%, which would have received an adjustment to 25% of the original target to 67%, which would have received an adjustment to 130% of target. Actual pretax margin was 64% and was associated with a 115% adjustment to the target bonus.
The peer group used to compare Company organic revenue growth includes Ameritrade, E*Trade, Charles Schwab and TradeStation. For organic revenue growth, the bonus adjustment was based on actual organic revenue growth for 2007 with possible outcomes ranging from <0% revenue growth compared to peers (lower growth than peers), which would have received an adjustment to 0% of the original target to 25% higher revenue growth than peers, which would have received an adjustment to 130% of target. Actual performance was 10% revenue growth in excess of the peer group with an associated 100% payment of target bonus.
The market indices used for comparison of customer asset growth are the Dow Jones Industrial Average, the Standard and Poor’s 500 Index, NASDAQ and the Russell 2000. For organic customer asset growth, the bonus adjustment was based on actual customer asset growth for 2007 with possible outcomes ranging from <0% asset growth compared to the market indices average (lower growth than the market indices average), which would have received an adjustment to 0% of the original target, to 40% higher asset growth compared to the market indices average, which would have received an adjustment to 130% of the original targets. Actual results were 10% customer asset growth over market indices and were associated with an 80% payment of target bonus.
To the extent the Compensation Committee uses similar performance goals and objectives in future periods, the Company will include the detail provided above in future filings.
12.	Please explain the correlation between the various adjustments to baseline target bonuses that appear on page 21 and your goals and objectives as well as your competitors’ results. For example, you note that the net income factor is multiplied by 105%. Does this indicate that your actual net income was 5% higher than your goal? Please provide this disclosure in future filings and tell us how you intended to comply.
Response:
As discussed in the response to Question 11, the Compensation Committee sets various

Securities and Exchange Commission
January 15, 2009

performance levels with corresponding bonus adjustment factors for each performance criteria. In the example provided, the Company earned at least $1.53 in earnings per share (the company earned $1.55 EPS) in 2007 so the corresponding bonus adjustment associated with that tier of net income was 105%.
13.	We note that base salary figures for 2007 for your NEOs on page 20 differ from those in the Summary Compensation Table on page 24. Please advise as to the differences.
Response:
The base salaries presented on page 20 reflect the annual base salary rate at the end of each year while the Salary included in the Summary Compensation Table on page 24 represents the total actual salary received during that year. The table on page 20 uses a different standard than the Summary Compensation Table because it is a clearer basis for the discussion that follows detailing the base salary changes for each executive. In future filings, we will re-title the first two columns in the table set forth on page 20 to present the salary as a “Rate” instead of as “Actual” (for example, the revised table would read “2006 Rate”, “2007 Rate” instead of “2006 Actual”, “2007 Actual”) to make clear to the reader that the table reflects the annual base salary rate at the end of each year.
* * * *
     The Company hopes that the foregoing has been responsive to the Staff’s comments. In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions related to this letter, please contact me at (312) 267-6620.

Sincerely,
/s/ Adam DeWitt
Adam DeWitt
Chief Financial Officer